EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
The following is a list of Solutia’s subsidiaries as of December 31, 2009, except for unnamed subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

	Percentage of
	Voting Power	Jurisdiction
	Owned by	of
	Solutia	Incorporation

Monchem International, Inc.	100%	Delaware
Solutia Europe SPRL/BVBA	100%	Belgium
Solutia Services International SCA/Comm, VA	100%	Belgium
CPFilms Inc.	100%	Delaware
Flexsys Coordination Center N.V.	100%	Belgium
Flexsys Holdings B.V.	100%	Netherlands
Flexsys N.V.	100%	Belgium
Solutia U.K. Limited	100%	South Wales
Flexsys America L.P.	100%	Delaware
Flexsys Verwaltungs- und Beteiligungsgesellschaft (VuB) GmbH	100%	Germany
Flexsys Chemicals (M) Sdn Bhd	100%	Malaysia
Flexsys Verkauf GmbH	100%	Germany
Solutia Brasil Ltda	100%	Brazil